SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                   (203) 869-0900 (Name, Address and Telephone
                                Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ----------------------------

      This Amendment No. 1 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed by Wilder Richman Historic Properties II, L.P. (the "Partnership") with the Securities and Exchange Commission on February 5, 2004, relating to the offer (the "Everest Offer") by Everest Investors 14, LLC ("Everest") to purchase up to 317 of the outstanding Units at a purchase price of $13,000 per Unit upon the terms and subject to the conditions set forth in an Offer to Purchase and related Letter of Transmittal included as exhibits to a Schedule TO filed by Everest with the SEC on January 22, 2004 (as amended and supplemented by an Amendment No. 1 to Schedule TO filed by Everest with the SEC on February 12, 2004). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

            Item 8 is hereby supplemented as follows:

            On February 10, 2004, Dixon Mill Investor, LLC, an affiliate of the operating general partner ("Dixon"), commenced a tender offer (the "Dixon Offer") for 408 of the outstanding Units at an offer price of $13,250 per Unit. The Dixon offer will expire on March 10, 2004, unless extended.

            On February 12, 2004, Everest announced that 48.5 Units were tendered in the Everest Offer. Everest also increased the Offer Price from $13,000 per Unit to $13,300 per Unit and announced a seven day extension of the Everest Offer to 5:00 p.m., Los Angeles time, on February 27, 2004, unless extended further. Everest agreed to accept tendered Units even if less than 317 Units are tendered in the Everest Offer.

            On February 18, 2004, Dixon increased its offer price to $13,500 per Unit.

            As between the Dixon Offer and the Everest Offer, Unit Holders should note the following considerations:

            The Dixon Offer currently is for a higher offer price per unit then the Everest Offer.

            The Dixon Offer is for more Units than the Everest Offer. Everest has provided Unit Holders with the option of requiring it to accept all or none of their tendered Units. If the Everest Offer is over-subscribed and the Unit Holder selected this option, Everest will not accept any Units tendered by the Unit Holder. On the other hand, if the Unit Holder did not select this option, it is possible that the Unit Holder would retain a portion of its Units even if it had tendered all of its Units. Accordingly, if a substantial number of Units are tendered, Unit Holders may be more likely to be pro rated in the Everest Offer than in the Dixon Offer, so that Unit Holders that wish to receive cash for their Units may be able to sell more Units in the Dixon Offer. If Dixon accepts all 408 Units that it is offering to acquire in the Dixon Offer, Dixon will hold a controlling interest of 51% of the outstanding Units.

            The Everest Offer expires earlier. Unless it is further extended, the Everest Offer will expire on Friday, February 27, 2004. Even without extension, the Dixon Offer will expire on Wednesday, March 10, 2004, almost two weeks later.

            The Everest Offer has fewer conditions. Everest agreed to accept less Units for purchase even if less than 317 Units are tendered in the Everest Offer. Under the Dixon Offer, on the other hand, no Units will be acceptable for purchase unless 408 Units are properly tendered and not withdrawn. Therefore, there is a greater chance that no Units will be accepted for purchase in the Dixon Offer. Also, the Dixon Offer is conditioned on Dixon receiving the consent of a majority of the Unit Holders to an amendment to the limited partnership agreement of the Partnership that would allow Dixon to accept for purchase all 408 Units that it is seeking to acquire in the Dixon Offer. If the Everest Offer is fully subscribed, it would not be possible to satisfy the conditions to the Dixon Offer, since Everest and its affiliates would own more than 50% of the outstanding Units. If a Unit Holder were to decide not to tender in the Everest Offer because it believed that more Units might be accepted in the Dixon Offer, the success of the Everest Offer could foreclose the satisfaction of the conditions to the Dixon Offer and the Unit Holder could end up not tendering its Units in either offer.

            Due to these considerations and the reasons stated in the Schedule 14D-9 previously distributed in respect of the Everest Offer, the General Partner is making no recommendation whether Unit Holders should tender their Units in the Everest Offer or in any other pending offer to purchase Units. The General Partner urges Unit Holders to consider all available information before making a decision whether to tender their Units.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2004


                                    WILDER RICHMAN HISTORIC PROPERTIES II, L.P.


                                    By:  Wilder Richman Historic Corporation
                                         General Partner


                                    By: /s/ Richard P. Richman
                                       ------------------------------
                                       Name:  Richard P. Richman
                                       Title: President